UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

AIM IMMUNOTECH INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00901B105

(CUSIP Number)

Todd Deutsch

Ted D. Kellner

c/o Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114

Attn: John J. Harrington

(216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00901B105

1.	Names of Reporting Persons Todd Deutsch
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,716,100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,716,100
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,716,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 3.5%(1)
14.	Type of Reporting Person IN

(1)	Percentage ownership based on 48,408,295 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023.

CUSIP No. 00901B105

1.	Names of Reporting Persons Ted D. Kellner
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 394,000
	8.	Shared Voting Power 1,049,000
	9.	Sole Dispositive Power 394,000
	10.	Shared Dispositive Power 1,049,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,443,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 3.0%(1)
14.	Type of Reporting Person IN

(1)	Percentage ownership based on 48,408,295 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of AIM ImmunoTech Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2117 SW Highway 484, Ocala, Florida 34473.

Item 2. Identity and Background

(a) - (c), (f) This Schedule 13D is being filed jointly by Todd Deutsch and Ted D. Kellner (the “Reporting Persons”).

Mr. Deutsch’s address is 7 Old Wagon Lane, Old Westbury NY 11568. He is a private investor and entrepreneur. Since 2012, Mr. Deutsch has managed his family office. Mr. Deutsch is a U.S. citizen.

Mr. Kellner’s address is 790 North Water Street, Suite 2175, Milwaukee, WI 53202. He currently manages his personal and family investments after retiring from his career as a portfolio manager at an investment management firm that he founded in 1980. Mr. Kellner is a U.S. citizen.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the last five years, neither of the Reporting Persons was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Each of the Reporting Persons acquired the shares of Common Stock beneficially owned by them primarily through personal and family funds in the ordinary course of their investment activities. Mr. Deutsch acquired the shares of Common Stock beneficially owned by him for approximately $4.1 million. Mr. Kellner acquired the shares of Common Stock beneficially owned by him for approximately $3.1 million.

Item 4. Purpose of the Transaction

The Reporting Persons each acquired their shares of Common Stock in the ordinary course of their respective personal and family investing activities. The Reporting Persons have had a strong business and personal relationship for the past 25-plus years. The Reporting Persons generally share a common approach in seeking companies that are mispriced by the market and over the years have occasionally shared ideas on the market and specific companies. While each of the Reporting Persons is a sophisticated and experienced investor and each operates independently in making investment decisions, through their long-standing relationship and sharing of information and ideas, they have invested in the same companies on numerous occasions. In and around early 2021, Mr. Deutsch, who had starting investing in the Company in the prior year, shared his views on the significant potential of the Company’s lead candidate, Ampligen, for multiple indications with Mr. Kellner. Thereafter, Mr. Kellner invested in the Company and the Reporting Persons have continued to communicate from time to time with respect to their investments in the Company.

While both of the Reporting Persons have been passive investors in connection with their past investing activities and have never intended to interfere with any company’s operations, as investors in the Company over the past couple of years, they have witnessed a significant decline in the price of the shares of Common Stock and what they consider to be poor financial and operational performance, inadequate clinical and commercial progress, excessive executive and director compensation, a lack of effective corporate governance and a disregard of the views of the Company’s stockholders.

In addition, rather than constructively engage with stockholders, the Company has attacked them. With respect to the Reporting Persons, this included suing them for alleged violations of Section 13(d) of the Exchange Act and issuing an inflammatory press release replete with false, misleading and irrelevant statements. This Section 13(d) suit has now been dismissed twice, and the Reporting Persons reiterate that these allegations were meritless. It was not until the events described in Item 6 below, precipitated entirely by the Company’s actions and inactions, that the Reporting Persons formed a “group” and thus became required to file this Schedule 13D.

The Reporting Persons also observed the Company’s waste of significant corporate resources in an aggressive attempt to avoid a contested director election at last year’s annual meeting of stockholders and a continued lack of accountability from the board and management in the face of the clearly expressed views of stockholders. At the 2022 annual meeting, the two nominally independent directors received “for” votes from less than 10% of outstanding shares eligible to vote and almost twice as many “withhold” votes as “for” votes, and the say-on-pay vote failed for the third consecutive year, with less than 20% of votes cast supporting the proposal for the second consecutive year. Despite statements to the contrary from the Company following last year’s annual meeting, the Reporting Persons have not seen any meaningful improvements in governance or compensation practices or any other evidence to indicate that the board of directors is sincerely and appropriately taking into account the views of its stockholders.

Against this backdrop, the Reporting Persons intend to consider and take whatever actions they deem necessary to hold the Company’s board of directors accountable to stockholders, which the Reporting Persons believe is necessary to improve the Company’s future prospects and unlock the potential of Ampligen.

Specifically, Mr. Kellner intends to provide notice to the Company of his intent to nominate directors for election at the 2023 annual meeting of stockholders and the Reporting Persons, together with Robert L. Chioini pursuant to the Group Agreement described in Item 6 below, intend to work together to advance the nominees and their election. The nominees are expected to include all or some of the Reporting Persons and Mr. Chioini, but the Reporting Persons will finalize their proposed slate of directors shortly and notify the Company in a timely manner. The

Reporting Persons intend to fully comply with the advance notice requirements of the Company’s bylaws and all applicable securities laws in connection with their efforts. The Reporting Persons are also willing to engage in good faith discussions with the board of directors if they believe they can be productive. However, the Reporting Persons note that the board of directors amended the advance notice provisions in March 2023 in order to make the requirements more burdensome, ambiguous and complex. The Reporting Persons believe this was done for the purpose of making it difficult for a stockholder to comply with the requirements, and in particular to give the Company as much of a pretext as possible to deny a nomination from the Reporting Persons or others like them. If the Company does reject the nomination, the Reporting Persons intend to pursue all available legal recourse.

In addition, the Reporting Persons are considering making a demand to inspect certain books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law. The demand would be to allow the Reporting Persons to investigate potential wrongdoing related to certain actions taken by the Company’s board of directors and management related to board composition and nominations, executive and director compensation and other governance matters. This would be in addition to customary demands for stockholder records.

It is not the Reporting Persons’ intention, either alone or acting together with any other persons or group of persons, to acquire a control stake in the shares of Common Stock.

Beyond the foregoing, the Reporting Persons will review their investments in the Company on a continuing basis and may in the future determine (1) to acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Company owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the actions of the Company’s board and whether the Reporting Persons believe it is acting in the best interests of the Company’s stockholders; the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Company and the Reporting Persons; developments with respect to the businesses of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

Mr. Deutsch is the beneficial owner of 1,716,100 shares of Common Stock, or 3.5% of the Company’s outstanding shares. Mr. Kellner is the beneficial owner of 1,443,000 shares of Common Stock, or 3.0% of the Company’s outstanding shares. The Group consisting of Mr. Deutsch and Mr. Kellner owns an aggregate of 3,159,100 shares of Common Stock, or 6.5% of the Company’s outstanding shares. All of the foregoing are outstanding shares of Common Stock and neither of the Reporting Persons has rights to acquire additional shares. The ownership percentages above are based on 48,408,295 shares of Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023.

Certain of Mr. Kellner’s family members are or may be deemed the beneficial owners of an aggregate of 479,000 additional shares of Common Stock. These shares of Common Stock are generally held in trusts or a family foundation over which Mr. Kellner’s wife, brother and/or adult children and in-laws have voting and dispositive power. Although Mr. Kellner could be deemed to beneficially own these additional shares of Common Stock (210,000 of which are beneficially owned by his wife), Mr. Kellner disclaims beneficial ownership of these additional shares of Common Stock.

Mr. Deutsch’s parents are the beneficial owners of an aggregate of 60,000 additional shares of Common Stock. Mr. Deutsch disclaims beneficial ownership of these additional shares of Common Stock.

(b)

Mr. Deutsch has sole voting and dispositive power over all of the shares of Common Stock he beneficially owns. Mr. Kellner has sole voting and dispositive power over 394,000 shares of Common Stock and shared voting and dispositive power over 1,049,000 shares of Common Stock. The latter are held by the Kellner, Ted D. Revocable Trust, of which Mr. Kellner and his wife, Mary T. Kellner, are co-trustees. Ms. Kellner’s address is also 790 North Water Street, Suite 2175, Milwaukee, WI 53202. Ms. Kellner is president of the Kelben Foundation, a family foundation focused on education and health programs. Mrs. Kellner is a U.S. citizen. None of the events described in Item 2(d) or (e) above has occurred with respect to Ms. Kellner.

(c)	Mr. Deutsch engaged in the following transactions in the past 60 days (each of which was an open market transaction):

Date	Action	Quantity	Price
7/26/2023	SELL	4,800	0.5868	*
7/25/2023	SELL	100	0.6826
7/21/2023	SELL	100	0.74
7/20/2023	SELL	2,000	0.7042	*
7/19/2023	SELL	4,437	0.6864	*
6/30/2023	BUY	100	0.66
6/30/2023	SELL	1000	0.6942
6/26/2023	BUY	400	0.5259
4/20/2023	SELL	1000	0.55
4/19/2023	SELL	594	0.54
4/18/2023	SELL	406	0.54

*

Represents ranges of $0.68 to $0.69 (7/19/2023), $0.69 to $0.7199 (7/20/2023) and $0.5731 to $0.73 (7/26/2023). The Reporting Persons will provide the staff of the Commission full information upon request.

In addition to the foregoing, on July 24, 2023, Mr. Deutsch transferred 1,396,100 shares of Common Stock into his own name from a trading account that was solely funded and controlled by him at a limited liability company that he used primarily for his personal and family investments. This transfer did not result in a change in beneficial ownership and following the transfer no shares of Common Stock remain in such limited liability company.

On July 19, 2023, Mr. Kellner initiated the transfer of 1,000 shares from the Kellner, Ted D. Revocable Trust into his own name as record holder on the books of the Company’s transfer agent.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 26, 2023, the Reporting Persons and Mr. Chioini entered into a Group Agreement reflecting their agreement to act together with respect to the Company and defining their obligations to each other. The Group Agreement generally provides that each of the parties will coordinate their activities and communications relating to the Company and all parties agreed not take specified actions without the agreement of all parties. In addition, each party made representations as to their respective beneficial ownership of Company securities and agreed not to buy, sell, pledge or otherwise acquire or dispose of any Company securities without the consent of the other parties. Finally, the Group Agreement established how the parties would share and allocate expenses incurred by them in connection with their coordinated activities with respect to the Company. The foregoing summary is qualified by reference in its entirety by the terms and conditions of the Group Agreement, a copy of which is attached hereto as Exhibit 2.

Previously, on July 17, 2023, the Reporting Persons, together with Mr. Chioini, engaged counsel to collectively represent them in matters with respect to the Company, including the activities described under Item 4 above.

Mr. Chioini is not a Reporting Person because he does not beneficially own any shares of Common Stock and the Group Agreement does not give him voting or dispositive power with respect to the shares of Common Stock beneficially owned by the Reporting Persons. For this reason, the Reporting Persons do not believe he is part of the “group” within the meaning of Section 13(d) and applicable precedent.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name

1.	Joint Filing Agreement of the Reporting Persons

2.	Group Agreement among the Reporting Persons and Mr. Chioini

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: July 27, 2023

TODD DEUTSCH

By:	/s/ Todd Deutsch

TED D. KELLNER

By:	/s/ Ted D. Kellner